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                           June 25, 2020

       Carla Leibold
       Chief Financial Officer
       Customers Bancorp, Inc.
       1015 Penn Avenue Suite 103
       Wyomissing, PA 19610

                                                        Re: Customers Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 19, 2020
                                                            File No. 333-239305

       Dear Ms. Leibold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance